SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly-Held Company

Tax ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

SECOND CALL NOTICE
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of GAFISA S.A. (“Company”) are hereby invited to meet, on February 22, 2010, at 10 a.m., on second call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, Brazil, at Avenida Nações Unidas, 8,501, 19th floor, Eldorado Business Tower, Pinheiros, in an Extraordinary General Shareholders’ Meeting (“Meeting”) to decide on the following AGENDA:

(i) increase the limit of the Company's authorized capital to 300,000,000 common shares, with the consequent amendment to the head of Article 6 of Company's Bylaws;

(ii) split the Company's common shares, in the proportion of 1:2 (e.g., 2 new shares in the place of each existing share at the date of the resolution), with the consequent amendment to the head of Article 5 of Company's Bylaws, the amount of the capital of the Company remaining unaltered; and

(iii) if the matter under item (ii) above is approved, amend again the head of Article 6 of the Company's Bylaws to reflect the split of common shares, in the same proportion of 1:2, thereby resulting, assuming the increase referred in item (i), in the Company's authorized capital going from 300,000,000 common shares to 600,000,000 common shares.

General Information:

- The proposal for the new wording of Articles 5 and 6 of the Company’s Bylaws is available to the Company’s shareholders in the website www.gafisa.com.br/ri as well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

- In order to facilitate the access of the shareholders to the Meeting, the shareholders are requested to deliver the following documents at the Company’s headquarters, to the attention of the Investor Relations Department until February 18, 2010: (i) statement or evidence of the ownership of shares issued by BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros or by Itaú Corretora de Valores S.A., institution in charge for the services of book-entry shares of the Company; and (ii) to those to be represented by an attorney-in-fact, the power-of-attorney observing the applicable law (article 126 from Brazilian Law No. 6.404/76) .

- As a result of the split submitted to the shareholders, which details will be informed in a Notice to the Shareholders to be published after the Meeting, the amount of common shares represented by each ADR will remain unchanged (i.e., the ADRs ratio will not change), and, therefore, the number of ADRs will be adjusted in the same proportion of the split (1:2).

São Paulo, February 10, 2010

Gary Robert Garrabrant
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.